
--------                                                               ----------------------------
 FORM 3             U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
--------                    Washington, D.C. 20549                     ----------------------------
                                                                       OMB Number:        3235-0104
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES    Expires:   December 31, 2001
                                                                       Estimated average burden
           Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
            Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
                  Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Income Opportunity Fund I LLC
--------------------------------------------------------------------------------
    (Last)                          (First)                         (Middle)

c/o Millennium Partners
1995 Broadway
--------------------------------------------------------------------------------
                                    (Street)

   New York                           NY                             10023
--------------------------------------------------------------------------------
    (City)                          (State)                          (Zip)

--------------------------------------------------------------------------------
2.   Date of Event Requiring Statement (Month/Day/Year)

     11/02/00
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


--------------------------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol

     Corrections Corporation of America (CXW)
--------------------------------------------------------------------------------
5.   Relationship of Reporting Person(s) to Issuer
               (Check all applicable)

     |_| Director                    |x| 10% Owner

     |_| Officer (give title below)  |_| Other (specify below)


--------------------------------------------------------------------------------
6.   If Amendment, Date of Original (Month/Day/Year)

               12/20/01 (1)
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     |_| Form Filed by One Reporting Person

     |x| Form Filed by More than One Reporting Person
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                   2. Amount of Securities     3. Ownership Form:    4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                             Beneficially Owned          Direct (D) or         (Instr. 5)
                                          (Instr. 4)                  Indirect (I)
                                                                      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share        1,500 (2)                   D (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                SEC 1473 (3-992)


FORM 3 (continued)            Table II -- Derivative Securities Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative   2. Date Exercisable        3. Title and Amount of Securities    4. Conver-     5. Owner-      6. Nature of
   Security (Instr. 4)      and Expiration Date        Underlying Derivative Security       sion or        ship           Indirect
                            (Month/Day/Year)           (Instr. 4)                           Exercise       Form of        Beneficial
                         ----------------------     ---------------------------------       Price of       Derivative     Ownership
                         Date        Expira-                               Amount           Derivative     Security:      (Instr. 5)
                         Exer-       tion                                  or               Security       Direct
                         cisable     Date                   Title          Number                          (D) or
                                                                           of                              Indirect
                                                                           Shares                          (I)
                                                                                                           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
10% convertible
subordinated notes                                  Common stock, par
due 2008                 1/1/01      12/31/08       value $.01 per share   1,307,934(2)        (4)            (5)(8)         (5)(8)
------------------------------------------------------------------------------------------------------------------------------------
10% convertible
subordinated notes                                  Common stock, par
due 2008                 1/1/01      12/31/08       value $.01 per share   1,307,934(2)        (4)            (6)(8)         (6)(8)
------------------------------------------------------------------------------------------------------------------------------------
10% convertible
subordinated notes                                  Common stock, par
due 2008                 1/1/01      12/31/08       value $.01 per share    840,724(2)         (4)            (7)(8)         (7)(8)
------------------------------------------------------------------------------------------------------------------------------------
Series B cumulative
convertible                                         Common stock, par
preferred stock          12/7/00                    value $.01 per share     2,257(2)          (9)            D (3)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) This amendment is being filed to (i) correct the conversion price of the 10% convertible subordinated notes due 2008 (the "Notes") and consequently the number of shares of common stock, par value $.01 per share, of the issuer ("Common Stock") underlying the Notes, and (ii) to report additional shares of the issuer's capital stock held by Christopher M. Jeffries.
(2) Reflects the one-for-ten reverse stock split effected by the issuer on May 18, 2001.
(3) These securities are directly owned by Mr. Jeffries.
(4) 84.07247 shares of Common Stock per $1,000 principal amount of Notes.
(5) These securities are directly owned by Income Opportunity Fund I LLC ("IOF"). Millennium Development Partners V LLC ("MDP V") has an indirect beneficial interest in these securities in its capacity as managing member of IOF. Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MDP V.
(6) These securities are directly owned by Millennium Holdings III LLC ("MH III"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MH III.
(7) These securities are directly owned by Millennium Holdings II LLC ("MH II"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MH II.
(8) All reporting persons disclaim beneficial ownership in the securities of the issuer except to the extent of their pecuniary interest, if any, therein.
(9) 2.5088 shares of Common Stock per share of series B cumulative convertible preferred stock (reflects the one-for-ten stock split effected by the issuer on May 18, 2001).


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


INCOME OPPORTUNITY FUND I LLC
By:  MILLENNIUM DEVELOPMENT PARTNERS V LLC, its
     managing member

     By:   /s/ Steven L. Hoffman
         ------------------------------------
         Name:  Steven L. Hoffman
         Title: Vice President

Date:       February 4, 2002
         ------------------------------

                   CONTINUATION SHEET RELATING TO JOINT FORM 3
                     FILED BY INCOME OPPORTUNITY FUND I LLC



                             JOINT FILER INFORMATION



DESIGNATED FILER:                   Income Opportunity Fund I LLC


ISSUER & TICKLER SYMBOL:            Corrections Corporation of America (CXW)


DATE OF EVENT REQUIRING
 STATEMENT:                         11/02/00


OTHER REPORTING PERSONS:

1.  Millennium Development Partners V LLC
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

    By:   /s/ Steven L. Hoffman
        ------------------------------------
        Name:  Steven L. Hoffman
        Title: Vice President

2.  Millennium Holdings II LLC
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

    By:   /s/ Steven L. Hoffman
        ------------------------------------
        Name:  Steven L. Hoffman
        Title: Vice President

3.  Millennium Holdings III LLC
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

    By:   /s/ Steven L. Hoffman
        ------------------------------------
        Name:  Steven L. Hoffman
        Title: Vice President

4.  Christopher M. Jeffries
    c/o Millennium Partners
    1995 Broadway
    New York, NY 10023

     /s/ Christopher M. Jeffries
    ----------------------------------------